Exhibit 99.11

(A free translation of the original in Portuguese) Comercial e Agrícola Paineiras Ltda. Report on the net book equity value based on the accounting records at August 31, 2020

(A free translation of the original in Portuguese) Report on the net book equity value based on the accounting records To the Shareholders and Management Comercial e Agrícola Paineiras Ltda. Information on the audit firm 1PricewaterhouseCoopers Auditores Independentes, a civil partnership established in the capital city of the state of São Paulo, at Av. Francisco Matarazzo, 1,400, on the 9th, 10th, 13th, 14th, 15th, 16th and 17th floors, Torre Torino, Água Branca, enrolled in the National Corporate Taxpayers' Register of the Ministry of Finance (CNPJ/MF) under no 61.562.112/0001-20, originally enrolled in the Regional Accounting Council (CRC) of the State of São Paulo under no 2SP000160/O-5, with its partnership deed registered at the 4th Registry Office of Deeds and Documents of São Paulo, SP on September 17, 1956, and subsequent amendments registered at the 2nd Registry Office of Deeds and Documents of São Paulo, SP, the last amendment dated November 1st, 2019, having been registered at the 2nd Registry Office of Deeds and Documents of São Paulo, SP, on microfilm under no 152.080, at January 21, 2020, represented by its undersigned partner, Mr. Daniel Vinícius Fumo, Brazilian, married, accountant, holder of Identity Card no 32,080,643-1 enrolled in the Individual Taxpayers Register (CPF) under no 227,040,578-18 and the Regional Accounting Council of the State of São Paulo under no 1SP256197/O-9, resident and domiciled in the State of São Paulo, with office at the same address of the partnership, was appointed as an expert by the management of Suzano S.A. to proceed with the report of the net book equity value of Comercial e Agrícola Paineiras Ltda. ("Company") at August 31, 2020, summarized in Attachment I, in accordance with accounting practices adopted in Brazil. The results of this engagement are presented below. The objective of the report 2The objective of the report of the net book equity value at August 31, 2020 of Comercial e Agrícola Paineiras Ltda. is its legal merger into Suzano S.A. Management's responsibility for the accounting information 3Management is responsible for the bookkeeping and preparation of the accounting information in accordance with accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of accounting information that is free from material misstatement, whether due to fraud or error. The main accounting practices adopted by the Company are summarized in Attachment II of the report. 2 of 35 PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 60054, T: +55 (11) 3674 2000, www.pwc.com.br

Comercial e Agrícola Paineiras Ltda. Scope of the work and responsibility of the independent auditors 4Our responsibility is to e,press a conclusion on the net book equity value of the Company at August 31, 2020, based on the work performed in accordance with Technical Communication 03/2014 (R1), issued by the Institute of Independent Auditors of Brazil (IBRACON), which establishes that audit procedures be applied to the balance sheet and CTG 2002, issued by the Brazilian Federal Accounting Council, which provides for technical and professional standards to be observed by accountants for issuing report on the net book equity value. Therefore, our audit of the related balance sheet of the Company was conducted in accordance with the Brazilian and International Auditing Standards, which require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the net book equity value used for the preparation of our report is free from material misstatement. 5An audit involves performing procedures to obtain audit evidence about the amounts recorded. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the shareholders' equity, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the balance sheet in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. Conclusion 6Based on the work performed, we conclude that the amount of R$ 216,164,957.35, according to the balance sheet at August 31, 2020, as stated in the accounting records and summarized in Attachment I, represents, in all material respects, the net book equity value of Comercial e Agrícola Paineiras Ltda. according to accounting practices adopted in Brazil. São Paulo, October 6, 2020 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Daniel Vinícius Fumo Contador CRC 1SP256197/O-9 3 of 35

Attachment I to report on the net book equity value based on the accounting records issued on October 6, 2020 Comercial e Agrícola Paineiras Ltda. Balance sheet At August 31, 2020(a free translation of the original in Portuguese) This Attachment is an integral part and inseparable of the report on the net book equity value based on the accounting records of Comercial e Agrícola Paineiras Ltda., issued by PricewaterhouseCoopers Auditores Independentes, dated October 6, 2020.

1Basis of preparation and summary of the significant accounting policies The balance sheet at August 31, 2020 was prepared with the objective of report of the net book equity value of the Comercial Agrícola Paineiras Ltda. ("Company"). to be used in the merger into Suzano S.A. The balance sheet at August 31, 2020 has been prepared in accordance with accounting practices adopted in Brazil. including the pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC). The preparation of this balance sheet requires the use of certain critical accounting policies. The main accounting policies applied in the preparation of this balance sheet are presented below. 1.1Cash and cash equivalents Include cash on hand and bank deposits, which are readily convertible into known amounts of cash and subject to insignificant risk of change in value. 1.2Financial assets 1.2.1Classification Financial assets are classification based on the purpose for which the financial assets were acquired, as set forth below: (i)financial assets at amortized cost; (ii)financial assets at fair value through profit or loss. Regular purchases and sales of financial assets are recognized on the trade date. it means. the date on which the Company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred substantially all risks and rewards of ownership. 1.2.1.1 Financial instruments measured at amortized cost Financial assets at amortized cost are financial assets held by the Company (i) in order to receive their contractual cash flow and not to sell to realization a profit or loss and (ii) whose contractual terms give rise, on specified dates, to cash flows that exclusively, payments of principal and interest on the principal amount outstanding. Any changes are recognized under financial income (expense) in income statement. It includes the balance of cash and cash equivalents. trade accounts receivable and other assets.

1.2.1.2 Financial assets at fair value through profit or loss Financial assets at fair value through profit or loss are either designated in this category or not classified in any of the other categories. Any changes are recognized under financial income (expense) in income statement for non-derivative financial instruments. This category includes the balance of marketable securities. 1.3Trade accounts receivables These are recorded at the invoiced amount, in the normal course of the Company´s business, adjusted to exchange rate variation when denominated in foreign currency and, if applicable, net of e,pected credit losses. The Company applies the aging-based provision matri, with the appropriate grouping of your portfolio. The Company adopts procedures and analysis to establish credit limits. The Company examines on a monthly basis the maturity of receivables and identifies those customers with overdue balances assessing the specific situation of each client including the risk of loss, the e,istence of contracted insurance, letters of credit, collateral and the customer's financial situation. In the event of default, collection attempts are made, which include direct contact with customers and collection through third parties. Should these efforts prove unsuccessful, court measures are considered and credit e,pected loss is recognized. The notes are written-off from the credit e,pected loss when Management considers that they are not recoverable after taking all appropriate measures to collect them. 1.4Biological assets The Company's biological assets are eucalyptus forests exclusively from renewable plantations and intended for the production process of pulp and paper, measured at fair value less estimated cost to sell at the time of harvest. Fair value measurement is performed on a semiannually basis, since Management understand that its interval is enough, so that, there is no significant gap in the fair value of biological assets recorded in the consolidated financial statements and uses the discounted cash flow method according to the projected productivity cycle of such assets. 1.5Investments These are all entities are initially recognized at cost and adjusted thereafter for the equity method. being increased or reduced from its interest in the investee's income after the acquisition date.

1.6Property. plant and equipment Measured at acquisition cost, net of recoverable taxes. This cost was adjusted to reflect the assigned cost of land and farms on the date of transition to CPCs. Depreciation is recognized based on the tax rate. Land is not depreciated and there are no indicators of impairment on land. Gains and losses on disposals of property, plant and equipment are measured by comparing the proceeds with the book value and are recognized as other operating income a (expense), net at the disposal date. 1.7Current and deferred income tax and social contribution Income taxes comprise income tax and social contribution on net income, current and deferred. These taxes are recognized in the income statement. The current charge is calculated based on the tax laws enacted in the Brazil and generate taxable income. Management periodically evaluates the positions assumed in the income tax returns with respect to situations in which the applicable tax regulations give rise to interpretations and establishes provisions, when appropriate, based on the amounts that must be paid to the tax authorities. 1.8Contingent liabilities The provisions are provided to the extent that the Company e,pects that is probable that it will disburse cash and the amount can be reliably estimated. Civil proceedings are accrued when losses are assessed as probable and the amounts involved can be reliably measured. There are no probable contingencies provisioned. When the expectation of loss is possible, a description of the processes and amounts involved is disclosed in the notes to the financial statements. Civil contingent liabilities assessed as remote losses are neither accrued nor disclosed. 1.9Share capital These all quotas are classified under shareholders' equity. 2Property. plant and equipments The balance of fixed assets of R$ 232,246,558.16 consists of land, in the amount of R$ 349,553,024.79 and Buildings, in the amount of R$ 16,112.94, net of a provision for losses (impairment) of R$ 117,322,579.57. To fulfil certain requirements with the Brazilian land registry offices and other registry offices (when applicable), we described below the property list registered in our accounting records:

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